UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Kohl's Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

500255 10 4
(CUSIP Number)

December 31, 2001
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 500155 10 4	13G	Page 2 of 5 pages

1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter M. Sommerhauser SS# ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES	5	SOLE VOTING POWER 33,588,674
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 2,516,270
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 27,570,122
	8	SHARED DISPOSITIVE POWER 2,516,270
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,104,944
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * [ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.8%
12		TYPE IN REPORTING PERSON * IN

CUSIP NO. 500155 10 4	13G	Page 3 of 5 pages

Item 1(a).	Name of Issuer:
Kohl's Corporation
Item 1(b).	Address of Issuer's Principal Executive Offices:
N56 W17000 Ridgewood Drive Menomonee Falls, WI 53051
Item 2(a)	Name of Person Filing:
Peter M. Sommerhauser
Item 2(b)	Address of Principal Business Office or, if None, Residence:
780 N. Water Street Milwaukee, WI 53202
Item 2(c)	Citizenship:
United States
Item 2(d)	Title of Class of Securities:
Common Stock, $.01 par value per share.
Item 2(e)	CUSIP Number:
500255 10 4
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:
	(a)	[ ]	Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act.
	(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940.

CUSIP NO. 500155 10 4	13G	Page 4 of 5 pages

	(e)	[ ]	An investment adviser in accordance with Section 240.13(d)-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
(a)	Amount Beneficially Owned: 36,104,944, including options to acquire 17,000 shares which are exercisable within 60 days of December 31, 2001.
(b)	Percent of Class: 10.8%
(c)	Number of shares to which such person has:
	(i)	sole power to vote or to direct the vote: 33,588,674, including options to acquire 17,000 shares which are exercisable within 60 days of December 31, 2001.
	(ii)	shared power to vote or to direct the vote: 2,516,270
	(iii)	sole power to dispose or to direct the disposition of: 27,570,122, including options to acquire 17,000 shares which are exercisable within 60 days of December 31, 2001.
	(iv)	shared power to dispose or to direct the disposition of: 2,516,270

CUSIP NO. 500155 10 4	13G	Page 5 of 5 pages

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

                      The shares covered by this Schedule 13G include shares held in trust for the benefit of members of the family of Mr. William S. Kellogg (16,784,690 shares), Mr. Jay H. Baker (7,870,352 shares), Mr. John F. Herma (9,703,406 shares) and certain other former or current executive officers of the Company (639,896 shares), as to which Mr. Sommerhauser, as trustee, has sole or shared voting or investment power. Also includes 664,470 shares held by charitable foundations for which Mr. Sommerhauser acts as a director and may be deemed to have shared voting and investment power. Excludes 147,084 shares held in trust for the benefit of members of Mr. Sommerhauser's family as to which Mr. Sommerhauser has no voting or investment power.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable
Item 8.	Identification and Classification of Members of the Group.
Not Applicable
Item 9.	Notice of Dissolution of Group.
Not Applicable
Item 10.	Certification.
Not Applicable

Signature

                      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2002

/s/ Peter M. Sommerhauser Peter M. Sommerhauser